Calise Y. Cheng

+1 650 843 5172

ccheng@cooley.com

August 20, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Joan Collopy, Special Counsel

Elizabeth Sandoe, Senior Special Counsel

Claire DeLabar, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Jeff Kauten, Staff Attorney

Larry Spirgel, Office Chief

Josephine Tao, Assistant Director

Mark Wolfe, Associate Director

Re:	Asana, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted July 2, 2020

CIK No. 0001477720

Ladies and Gentlemen:

On behalf of Asana, Inc. (the “Company”), we are providing this letter to supplement our prior response set forth in our letter dated August 5, 2020 (the “August 5 Response Letter”) to Comment Number 7 (the “Comment”) transmitted by the Staff of the U.S. Securities and Exchange Commission’s Divisions of Corporation Finance and Trading and Markets (the “Staff”) in the letter dated July 21, 2020 with respect to the Company’s amended Draft Registration Statement on Form S-1, confidentially submitted on July 2, 2020. This supplemental response is intended to respond to certain additional questions raised by the Staff on a conference call held on August 19, 2020 (the “August 19 Call”).

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Page Two

Amendment No. 3 to Draft Registration Statement on Form S-1

General

7.

Please advise whether the Company, the financial advisors, associate financial advisors, the Registered Stockholders, and any affiliated persons, each intend to rely on, and will conduct their activities in connection with the proposed direct listing within the scope of and in accordance with the representations/terms set forth in the Spotify Technology S.A. No-Action Letter under Regulation M (March 23, 2018) (the “Spotify Letter”). If they intend to rely on the Spotify Letter, please explain how the disclosure “. . . after consultation with certain institutional investors (which may include certain of the Registered Stockholders . . .” is not inconsistent with the representations set forth in the Spotify Letter. Also, there is a statement on page 43 that “. .. . we have not consulted with Registered Stockholders or other existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class A common stock in the open market.” Please clarify whether this statement is also applicable to financial advisors and associate financial advisors.

As stated in the August 5 Response Letter, the Company advises the Staff that the Company, the financial advisors, the associate financial advisors, the Registered Stockholders and any affiliated persons, each intend to rely on and will conduct their activities in connection with the proposed direct listing within the scope of, and in accordance with the representations and terms set forth in, the Spotify Letter.

Per our discussion with the Staff on the August 19 Call, the Company hereby supplements its prior response to Comment 7 in order to provide additional detail as to how the designated financial advisor (the “DFA”) selected by the Company to consult with the designated market maker (the “DMM”) gathers and provides to the DMM information obtained by the DFA from certain institutional investors (which may include certain of the Registered Stockholders) so that the DMM can establish a meaningful opening price for the shares on the NYSE and fulfill its responsibility to maintain a fair and orderly market.

In providing the additional information set forth below, the Company understands that the Staff wishes to ensure that, after the commencement of trading on the NYSE, resales of the shares made pursuant to the Registration Statement will be made in ordinary trading transactions into an “independent market.” At that point, any special selling efforts in which any distribution participants may have previously been engaged would have ceased, and any distribution that may have existed prior to that point would no longer be ongoing for purposes of Regulation M. The Company respectfully submits that there can be no better representation of an independent market than the NYSE, where fair and orderly trading is managed by the DMM and any member of the exchange can submit buy and sell orders for their brokerage clients. The Company notes that, unlike a traditional public offering where securities are allocated by, and may only be purchased from, the broker-dealers that are part of the underwriting syndicate, orders for securities available in the opening

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U.S. Securities and Exchange Commission

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Page Three

trade on the NYSE and thereafter may be entered with any broker-dealer with which the investor maintains an account. Such broker-dealer may or may not be one of the firms acting as a financial advisor to the Company in connection with the listing. Moreover, consistent with ordinary secondary market trading, buyers and sellers have the right (subject to NYSE rules) to change their order size or price indication, some of which orders may be entered as “limit orders” while others may be at prevailing market prices on the NYSE.

The Company believes that the NYSE’s rules as to the manner in which the opening price is established further demonstrate that the DFA and other financial advisors to the Company in connection with the listing are not “dominating” or “controlling” the market for the shares. In particular, the Company understands that the process by which the DMM gathers information, including through consultation with the DFA as required by NYSE rules, and establishes the opening price for the trading of shares on the NYSE is as follows (which is the same process that was engaged in on both the Spotify and Slack direct listings):

•

On the night prior to the commencement of trading on the NYSE, the NYSE will publish a pre-opening indication, or “reference price,” for the shares. This reference price is essentially a “placeholder” price that is established based on prior private placement trading activity in the shares or other salient data. Prior to setting the opening price, the reference price is    then adjusted by the DMM based on the information collected by the DMM from various sources during the day on which trading will commence including from the DFA. Because the NYSE is a two-sided marketplace, the establishment of the opening price is an iterative process and the prices and amounts previously provided to the DMM may change, resulting in successive adjustments to the pre-opening indication published by the DMM prior to the opening of trading.

•

In order to fulfill its consulting role as required by applicable NYSE rules, the DFA must be able to provide meaningful information to the DMM. The information provided to the DMM by the DFA will be combined with other information gathered by the DMM from other broker-dealers including those that may or not be engaged by the Company as financial advisors in the direct listing (collectively, “third party brokers”), in order to establish the opening price for the shares of the Company on the NYSE.

•

The information provided to the DMM by the DFA and the third-party brokers includes information pertaining to the price and number of shares as to which their clients may be an interested buyer or seller, typically on an aggregated basis. This information is obtained when investing clients reach out directly to the DFA or third-party brokers where they maintain their accounts to communicate their interest, or in response to outreach from the DFA and other third-party brokers to assess whether their clients would be interested in buying or selling the shares once trading on the NYSE begins. This client interaction is the same interaction that takes place in the context of other ordinary trading transactions in exchange-listed securities.

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Page Four

•

During the morning hours of the first day of trading, the DFA and third-party brokers are expected to receive incoming calls and make outbound calls to potential buyers and sellers who are clients of such brokers to understand from such clients whether they are interested in buying or selling shares of the Company upon the listing.[1] When discussing buying and selling interest with potential buyers and sellers of shares of the Company, these discussions are expected to begin at the reference price initially published by the DMM; however, such discussions often then move to discussions regarding the price and quantity in which such potential buyers and sellers are actually willing to trade. These discussions are also expected to be informed by feedback from the DMM through the publication of pre-opening indications of interest based on buy and sell orders entered on the NYSE. This provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE.[2] Once the DMM determines that buy and sell orders reach “equilibrium,” the DMM will set the opening price and trading in the shares on the NYSE will commence.[3] The communications by the DFA with potential buyers and sellers are conducted without coordination with the Company and in a manner that is

[1]

See Spotify Prospectus at p. 185; Slack Prospectus at p. 169 (“The DMM, acting pursuant to its obligations under the rules of the NYSE, is responsible for facilitating an orderly market for our . . . stock. Based on information provided to the NYSE, the opening public price of our… stock on the NYSE will be determined by buy and sell orders collected by the NYSE from various broker-dealers and will be set based on the DMM’s determination of where buy orders can be matched with sell orders at a single price. On the NYSE, buy orders priced equal to or higher than the opening public price and sell orders priced lower than or equal to the opening public price will participate in that opening trade. In accordance with NYSE rules because there has not been a recent sustained history of trading in our common stock in a private placement market prior to listing, the DMM will consult with . . . our . . . financial advisors, in order for the DMM to effect a fair and orderly opening of our . . . stock on the NYSE, without coordination with us, consistent with the federal securities laws in connection with our direct listing. Pursuant to such NYSE rules, and based upon information known to it at that time, . . . our . . . financial advisors are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding common stock and pre-listing selling and buying interest in our Class A common stock that they become aware of from potential investors and holders of our . . . stock, including after consultation with certain institutional investors (which may include certain of the Registered Holders, other than the RSU holders), in each case, without coordination with us.”).

[2]

See Spotify Prospectus at p. 185; Slack Prospectus at p. 170 (“Similar to how a security being offered in an underwritten initial public offering would open on the first day of trading, before the opening public price of our Class A common stock is determined, the DMM may publish one or more pre-opening indications, which provides the market with a price range of where the DMM anticipates the opening public price will be, based on the buy and sell orders entered on the NYSE. The pre-opening indications will be available on the consolidated tape and NYSE market data feeds.”).

[3]

Id. (“As part of this opening process, the DMM will continue to update the pre-opening indication until the buy and sell orders reach equilibrium and can be priced by offsetting one another to determine the opening public price of our Class A common stock.”).

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U.S. Securities and Exchange Commission

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Page Five

within the scope of, and in accordance with the representations and terms set forth in and contemplated by, the Spotify Letter. Any pre-listing selling and buying interest received by the DFA in the course of these discussions is not for, or on behalf of, the Company or the Registered Stockholders and is not communicated by the DFA to the Company or the Registered Stockholders.

While it is the case that the DFA, by virtue of its role, can be expected to receive much information from potential buy side and sell side clients during this process, it does not dictate or set the opening price and does not engage in “book building,” which is a standard feature of the traditional IPO process and in which a specified number of shares is allocated to specific interested buyers.4 Indeed, unlike a traditional IPO in which the issuer has set a price range and the underwriters solicit orders within that price range to fill the issuer-determined offering size, in a direct listing, the pre-opening reference price and ultimate opening price at which the shares will commence trading is established by the NYSE and the DMM respectively, based on information obtained from various market participants and interested investors, the number of shares to be sold by registered stockholders is undetermined and no actual purchases or sales are guaranteed. More specifically, the Company notes that the DMM is ultimately responsible for facilitating the fair and orderly opening of trading, and the opening must take into consideration all of the buy and sell orders available on the NYSE’s order book.5 Moreover, according to the NYSE, “just as a DMM is not bound by an offering price in an IPO, and will open such a security at a price dictated by the buying and selling interest entered on the Exchange in that security, a DMM would not be bound by the input he or she receives from the financial advisor.”6 In this regard, the Company believes it is important to note that it understands that the opening price established by the DMM in both the Spotify and Slack listings reflected information received by market participants other than the DFA.

The Company believes that the DMM’s establishment of a meaningful opening price on the NYSE without the information provided from, and in consultation with, the DFA would lead to a less accurate opening price and would thus likely lead to increased volatility in the trading of the stock during the opening and beyond, in direct opposition to the DMM’s duty to maintain a fair and orderly market for the shares on the NYSE.7 Indeed, in

[4]

Id. (“For example, because our financial advisors are not acting as underwriters, they will not have engaged in a book building process, and as a result, they will not be able to provide input to the DMM that is based on or informed by that process.”).

[5]	See SEC Release No. 34-82627 (Feb. 2, 2018) (the “Direct Listing Release”) at n. 35.
[6]	Id.
[7]

See NYSE Rule 7.35A(g)(1) (“When facilitating the opening on the first day of trading of a Direct Listing that has not had recent sustained history of trading in a Private Placement prior to listing, the DMM will consult with a financial advisor to the issuer of such security in order to effect a fair and orderly opening of such security.”). This role has been clear in previous direct listings. See Spotify Prospectus at p. 186; Slack Prospectus at p. 169 (“We have engaged . . . our financial advisors to advise and assist us with respect to certain matters relating to our listing, including defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part and the listing of our . . . stock on the NYSE, the preparation of the registration statement of which this prospectus forms a part, and the preparation of investor communications and presentations in connection with investor education, and to be available to consult with the DMM who will be setting the opening public price of our Class A common stock on the NYSE. However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein with respect to consultation with the DMM on the opening public price in accordance with NYSE rules.” (Emphasis added)).

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U.S. Securities and Exchange Commission

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Page Six

Amendment No. 3 to its Proposed Rule Change regarding direct listings, the NYSE stated that it believes consultation with a DFA is important since the DFA “would have an understanding of the status of ownership of outstanding shares in the company and would have been working with the issuer to identify a market for the securities upon listing. As a result, it believes such financial advisor would be able to provide input to the DMM regarding expectations of where such a new listing should be priced, based on pre-listing selling and buying interest and other factors that would not be available to the DMM through other sources.”8

The Company also wishes to emphasize that the process of determining the opening price ends when the DMM establishes the opening price and the shares commence trading on the NYSE. At this time, as indicated in, and consistent with, the Spotify Letter, the distribution (to the extent a distribution is deemed to exist for Regulation M purposes) is ended and Rule 101 and Rule 102 trading restrictions would cease. Any activities conducted by the DFA and other distribution participants prior to such time in connection with the listing or the process of obtaining potential price and order size information from investors relating to a distribution, if any, including investor outreach and provision of such information by the DFA to the DMM is consistent with the description of activities set forth in the Spotify Letter and, to the extent a Regulation M distribution exists, such activities are expressly permitted by Rule 101(b) of Regulation M.9

Finally, the Company respectfully submits that the certainty provided by the Spotify Letter with respect to the “end date” of the distribution (i.e., that the distribution, if any, ends at the NYSE Commencement Time) is necessary as a practical matter for direct listings—an innovative structure designed by its very nature to give voice to independent market forces in the price setting process—to be a viable alternative to the traditional initial public offering process.

[8]	See Direct Listing Release.
[9]

See Spotify Letter, Inbound Letter at n. 2 (“We note that, to the extent the Registration and Listing are deemed to constitute a Regulation M distribution of the Company’s Shares, the Company, the Financial Advisors, the Registered Shareholders and their respective affiliated purchasers, would be able during the relevant restricted period to engage in any of the communications and other activities excepted from the general prohibitions set forth in Rules 101(a) and 102(a) of Regulation M pursuant to paragraph (b) of Rules 101 and 102 . . . including, for example, under paragraph (b)(9) of Rule 101 . . .”).

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

August 20, 2020

Page Seven

*                *                 *

Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:	Dustin Moskovitz, Asana, Inc.

Tim Wan, Asana, Inc.

Eleanor Lacey, Asana, Inc.

David J. Segre, Cooley LLP

Jon C. Avina, Cooley LLP

Stephen J. Venuto, Orrick, Herrington & Sutcliffe LLP

William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Niki Fang, Orrick, Herrington & Sutcliffe LLP

Greg Rodgers, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Dana Fleischman, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com